UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 000-15572

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Asheville Savings Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

Asheville Savings Bank Retirement Savings Plan
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Page

Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2017	3

Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2016	5

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	6

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	7

Notes to the Financial Statements	8

Supplemental Schedule *

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Signature	14

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Audit Committee and Participants

Asheville Savings Bank Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Smith Leonard PLLC

We have served as the Plan’s auditor since 2017.

High Point, North Carolina

June 29, 2018

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Report of Independent Registered Public Accounting Firm

Participants and Audit Committee of

Asheville Savings Bank Retirement Savings Plan

Southern Pines, North Carolina

We have audited the accompanying statement of net assets available for benefits of the Asheville Savings Bank Retirement Savings Plan (the “Plan”) as of December 31, 2016. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 28, 2017

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Asheville Savings Bank Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	2017	2016

Assets
Investments at fair value
Mutual funds	$5,623,102	$4,510,126
Time deposit fund	629,812	738,309
Unitized stock fund	1,033,026	1,864,734
Total investments	7,285,940	7,113,169

Receivables
Notes receivable from participants	202,451	218,401
Employee contribution receivable	20,341	16,280
Employer contribution receivable	7,398	9,282
Total receivables	230,190	243,963

Net assets available for benefits	$7,516,130	$7,357,132

See Notes to Financial Statements

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Asheville Savings Bank Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2017

Additions:
Investment income
Net appreciation in fair value of investments	$2,019,987
Interest and dividends	245,385
Total investment income	2,265,372

Interest income on notes receivable from participants	9,681

Contributions
Participant	474,491
Employer	233,098
Rollover	3,108
710,697

Total additions	2,985,750

Deductions:
Benefits paid to participants	2,794,190
Administrative expenses	32,562
Total deductions	2,826,752
Net increase	158,998

Net assets available for benefits, beginning of year	7,357,132
Net assets available for benefits, end of year	$7,516,130

See Notes to Financial Statements

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Asheville Savings Bank Retirement Savings Plan

Notes to the Financial Statements

Note 1. Description of the Plan

The following description of the Asheville Savings Bank Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all participants of the former Asheville Savings Bank, S.S.B. Effective October 1, 2017, First Bancorp (the “Company”) acquired Asheville Savings Bank, S.S.B. and also acquired the Plan in the transaction. This transaction had no impact on the Plan through December 31, 2017. The Plan covers participants who have one year and 1,000 hours of service. The Retirement Committee of the Company controls and manages the operation and administration of the Plan. Pentegra Trust Company (“Pentegra”) serves as the Trustee for the Plan. Reliance Trust Company (“Reliance”) serves as the custodian for the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants may contribute up to 60% of their pretax annual compensation, as defined in the Plan document and subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a safe harbor contribution equal to the sum of 1) 100% of the participant’s pre-tax salary contributed up to 3% and 2) 50% of the participant’s pre-tax salary contributed between 3% and 5%. Contributions are subject to certain IRS limitations.

Investment options:

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers various mutual funds, a fund that invests in the common stock of First Bancorp, and a fund that invests in time deposits issued by the Company as investment options for participants.

Participant accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company’s matching contributions and Plan earnings. Participant accounts are charged with benefit payments and allocations of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are immediately vested in their voluntary contributions and their portion of the Company’s matching contributions plus actual earnings thereon.

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Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% at the date of application. At December 31, 2017, outstanding participant loans were at interest rates between 4.25% and 5.25%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or various installment options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may be withdrawn only upon demonstration of financial hardship, disability, or after the participant reaches the age of 59 ½.

Note 2. Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from these estimates.

Investment valuation and income recognition:

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefit payments are recorded when paid.

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Administrative Expenses:

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Subsequent events:

The Plan was terminated as of March 31, 2018. All participant funds will be distributed directly to the participants, which is currently in process. Employees who were retained by First Bancorp after the termination date were eligible to participate in the First Bancorp Employees’ 401(k) Plan beginning on April 1, 2018.

Management has evaluated events occurring subsequent to the date of the financial statements through June 29, 2018, the date the financial statements were available to be issued and has determined that no additional events have occurred that required adjustments to or disclosure in the financial statements.

Note 3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

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Unitized stock fund: Valued at the unit price, which is based on the closing price of the underlying stock reported on the active market on which the individual security is traded. The unitized stock fund also maintains a cash portion to provide daily liquidity. Cost approximates fair value for the cash portion of the unitized stock fund.

Time deposit fund: Valued at the NAV of units in the fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2017 and 2016.

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$5,623,102	$—	$—	$5,623,102
Unitized stock fund	—	1,033,026	—	1,033,026
Total assets included in the fair value hierarchy	$5,623,102	$1,033,026	$—	6,656,128
Investments measured at NAV (a)				629,812
Total investments at fair value				$7,285,940

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$4,510,126	$—	$—	$4,510,126
Unitized stock fund	—	1,864,734	—	1,864,734
Total assets included in the fair value hierarchy	$4,510,126	$1,864,734	$—	6,374,860
Investments measured at NAV (a)				738,309
Total investments at fair value				$7,113,169

(a)	Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

Note 4. Related Party and Party-In-Interest Transactions

The trustee of the Plan is Pentegra, while Reliance serves as the Plan’s custodian. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees paid to Pentegra or Reliance by the Plan for administrative services were $32,562 for the year ended December 31, 2017.

Investments in the Unitized Stock Fund represent investments in shares of common stock of First Bancorp, the Plan Sponsor. Investments in the Time Deposit Fund represent investments in certificate of deposits held at the Company. Transactions in the Company’s common stock and certificate of deposits qualify as party-in-interest.

Note 5. Plan Termination

The Plan was terminated as of March 31, 2018, subject to the provisions of ERISA. Please see Note 2 – Subsequent Events for additional disclosure.

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Note 6. Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by Pentegra. Pentegra has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$7,516,130	$7,357,132
Miscellaneous income not reflected in financial statements	—	17
Net assets available for benefits per Form 5500	$7,516,130	$7,357,149

The following is a reconciliation of the net increase per the financial statements to the net increase per Form 5500 for the year ended December 31, 2017:

Net increase per the financial statements	$158,998
Miscellaneous prior year income recorded in current year	(17)
Net increase per Form 5500	$158,981

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Asheville Savings Bank Retirement Savings Plan
EIN: 56-0125550; Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest		Current
	or similar party	collateral, par or maturity value	Cost	value

	Mutual funds
	American Funds	EuroPacific Growth Fund	**	$ 99,637
	American Beacon	Large Cap Value Fund I	**	131,961
	Dimensional Fund Advisors	U.S. Small Cap Fund	**	114,336
	Dodge & Cox	Income Fund	**	106,351
	Federated	Treasury Prime Obligations Fund	**	181,054
	T. Rowe Price	Balanced Fund	**	4,144
	T. Rowe Price	Growth Stock Fund	**	881,985
	T. Rowe Price	Real Estate Fund	**	98,175
	T. Rowe Price	Retirement 2010 Fund	**	120,600
	T. Rowe Price	Retirement 2015 Fund	**	51,251
	T. Rowe Price	Retirement 2020 Fund	**	1,140,949
	T. Rowe Price	Retirement 2025 Fund	**	334,013
	T. Rowe Price	Retirement 2030 Fund	**	612,671
	T. Rowe Price	Retirement 2035 Fund	**	273,524
	T. Rowe Price	Retirement 2040 Fund	**	90,981
	T. Rowe Price	Retirement 2045 Fund	**	262,569
	T. Rowe Price	Retirement 2050 Fund	**	333,171
	T. Rowe Price	Retirement 2055 Fund	**	58,294
	T. Rowe Price	Retirement 2060 Fund	**	8,498
	Vanguard	500 Index Fund	**	377,438
	Vanguard	Mid-Cap Index Fund	**	341,500

*	First Bancorp Stock Fund	Unitized Stock Fund containing Company common stock	**	1,033,026
*	First Bank Time Deposit Fund	Fund containing Company certificates of deposit	**	629,812

*	Notes receivable from participants	Maturities of 12 to 120 months. Interest rates of 4.25% to 5.25%.	N/A	202,451
				$ 7,488,391

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Asheville Savings Bank Retirement Savings Plan

By:	/s/ Suzanne DeFerie
Suzanne DeFerie
Executive Vice President
Plan Administrator

Date:	June 29, 2018